TGC Industries, Inc.

101 E. Park Blvd., Suite 955

Plano, Texas 75074

December 31, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director, Division of Corporation Finance

Re:	TGC Industries, Inc.
Registration Statement on Form S-4
Filed November 6, 2014, as amended (the “Registration Statement”)
File No. 333-199922

Dear Mr. Schwall:

This letter supersedes the letter previously submitted by TGC Industries, Inc. (the “Company”) on December 31, 2014. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 12:00 PM, Eastern Time, on December 31, 2014, or as soon thereafter as practicable. Pursuant to our telephone conversations with the staff of the Securities and Exchange Commission (the “Commission”), we understand that the Commission has waived the provisions in Rule 461 that would otherwise require this acceleration request to be submitted not later than the second business day prior to the desired date of effectiveness.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•                                should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: W. Scott Wallace at (214) 651-5587 or Matthew L. Fry at (214) 651-5443.

Very truly yours,

TGC Industries, Inc.

By:	/s/ Wayne A. Whitener
Name: Wayne A. Whitener
Title: President and Chief Executive Officer

cc:	Wayne A. Whitener, TGC Industries, Inc.
W. Scott Wallace, Haynes and Boone, LLP
Matthew L. Fry, Haynes and Boone, LLP
Wei Lu, Staff Accountant
Paul Monsour, Staff Attorney
Laura Nicholson, Senior Counsel